Public Copy

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70303

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/25 (MM/DD/YY) AND ENDING 06/30/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Zatara Capital Securities LLC dba Global Digital Markets

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

120 Newport Center Dr, Suite 50
(No. and Street)

Newport Beach,	CA	92660
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Tarra	(949) 534-8340	starra@connexien.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 AVENUE OF THE STARS #800	CENTURY CITY,	CA	90067
(Address)	(City)	(State)	(Zip Code)

SEPTEMBER 15, 2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Public Copy

OATH OR AFFIRMATION

I, Scott Tarra, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Zatara Capital Securities LLC dba Global Digital Markets, as of 6/30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Scott P. Tarra

Title: Financial and Operations Principal

____

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ZATARA CAPITAL SECURITIES LLC
dba Global Digital Markets
(formerly known as Zatara Capital Securities LP dba Global Digital Markets)

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED JUNE 30, 2026

This financial statement and accompanying notes are deemed public.

ZATARA CAPITAL SECURITIES LLC
dba Global Digital Markets
(formerly Zatara Capital Securities LP dba Global Digital Markets)

TABLE OF CONTENTS

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To those Charged with Governance and the Member of Zatara Capital Securities LLC dba Global Digital Markets (formerly known as Zatara Capital Securities LP dba Global Digital Markets):

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Zatara Capital Securities LLC dba Global Digital Markets (formerly known as Zatara Capital Securities LP dba Global Digital Markets) (the "Company") as of June 30, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DCPA

DCPA
We have served as the Company's auditor since 2023.
Century City, California
September 25, 2026

ZATARA CAPITAL SECURITIES LLC
dba Global Digital Markets
(formerly Zatara Capital Securities LP dba Global Digital Markets)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2026

ASSETS	
Cash	$251,831
Prepaids and other assets	363
Total assets	**$252,194**
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$133,822
Total liabilities	133,822
MEMBER'S EQUITY	118,372
Total liabilities and member's equity	**$252,194**

ZATARA CAPITAL SECURITIES LLC
dba Global Digital Markets
(formerly Zatara Capital Securities LP dba Global Digital Markets)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2026

NOTE 1 – ORGANIZATION

Organization and Nature of Business

Zatara Capital Securities LLC dba Global Digital Markets formerly Zatara Capital Securities LP dba Global Digital Markets (the "Company"), was formed as a California Limited Partnership on July 11, 2019, and its principal place of business is located in Newport Beach, California. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

On August 17, 2023, the Company filed a Continuing Membership Application ("CMA") with FINRA to (i) remove its limited Capital Acquisition Broker (CAB) status so that it may offer traditional placements of private securities; and (ii) and enter into referral or introducing arrangements with other broker-dealers conducting private placements. On April 15, 2024, FINRA granted approval of the CMA as reflected in a new membership agreement between FINRA and the Company. The Company filed a conversion from a limited partnership to a limited liability company in July 2025, and completed a name change to Zatara Capital Securities LLC in August 2025.

The Company is engaged in business as a securities broker-dealer for private placements of securities as a placement agent and also provides investment and management advisory services to private companies.

Going Concern

The Company is subject to a number of risks similar to those of early-stage companies, including our dependence on key individuals, uncertainty of product development and generation of revenues and positive cash flow, dependence on outside sources of capital, risks associated with research, development, testing, and competition against well-funded competitors. The attainment of profitable operations is dependent on future events, including obtaining adequate financing to support the Company's growth and operating activities and generating a level of revenues adequate to support the cost structure.

The Company has experienced net losses and has cash outflows from cash used in operating activities since early 2024. For the year ended June 30, 2026, the Company had a net loss of $9,101 and net cash provided by operating activities of $124,237. The Company expects to continue to incur net losses for at least the next 12 months. The Parent company remains committed to providing ongoing financial support for the Company's operational needs as they arise.

Management has evaluated the significance of the conditions described above in relation to the Company's ability to meet its obligations and concluded that the Company will continue to depend on its Parent to meet its obligations within one year from the date the financial statements were issued and to remain net capital compliant.

NOTE 1 – ORGANIZATION (Continued)

Going Concern (Continued)

The accompanying financial statements are prepared on a stand-alone single-entity basis and have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company's ability to continue as a going concern.

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. As of June 30, 2026, the Company held a single cash account, and there were no cash equivalents.

Income Taxes

The Company is a California limited liability company and is taxed as a pass-through entity under the Internal Revenue Code. In lieu of federal income taxes, the Company passes 100% of its taxable income and expenses to its member. Therefore, no provision or liability for federal taxes is included in the financial statements. The State of California imposes a minimum franchise tax of $800. The Company's financial statements are prepared on a fiscal year end of June 30, which differs from its tax calendar year end of December 31.

Accounts Receivable

The Company adopted the provisions to estimate the allowance for doubtful accounts that considered both the aging of our accounts receivable and the projected loss rate of our receivables. As of June 30, 2026, there were no receivables or allowances on the Statement of Financial Condition.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable (Continued)

The Company will write off accounts receivable, and the related allowance for doubtful accounts, when it becomes remote that payment for products or services will be received. The adoption of the standard did not have a material impact on the Company's Financial Statements.

NOTE 3 – USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 4 – RISK CONCENTRATIONS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its cash and cash equivalent deposits with high quality financial institutions in the United States of America. At times during the year, cash balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

NOTE 5 – RELATED PARTY TRANSACTIONS

Pursuant to an expanse sharing agreement during the year ended June 30, 2026, the Parent charged $3,300 in rent and overhead business expenses as shown on the Statement of Operations and has forgiven the payable balance as non-cash member contributions. This agreement was terminated as of December 31, 2025.

NOTE 6 – PROVISION FOR TAXES

The State of California requires a limited liability company to pay an annual $800 tax plus a tiered level LLC fee based on California gross receipts.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or distribution paid. As of June 30, 2026, the Company had regulatory net capital of $118,009 which was $109,088 above the minimum requirement of $8,921. The ratio of aggregate indebtedness ($133,822) to net capital was 1.13 to 1.

NOTE 8 – ASU 2014-09 REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company has adopted ASU 2014-09, "Revenue from Contracts with Customers" using the full retrospective approach. Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transactions price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties. ASU 2014-09 does not have any material impact on the Company's financial condition or results of operations.

NOTE 9 – RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP"). The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending June 30, 2026, various ASUs were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the ASU releases to determine relevance to the Company's operations. There were no new recent accounting pronouncements during the year ending June 30, 2026, that we believe would have a material impact on our financial position or results of operations.

NOTE 10: SEGMENT REPORTING

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

NOTE 10: SEGMENT REPORTING (Continued)

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Chief Operating Decision Maker ("CODM"), the CEO of the Company, makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services single segment are the same as described in the organization and nature of business and summary of significant accounting policies.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place other than mentioned in Note 1 for the Company's name change and conversion to a Limited Liability Company that would have a material impact on its financial statements.

Note 12: COMMITTMENT AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at June 30, 2026, or during the year then ended.